UBS Global Asset Management                                                                                                                                        UBS Global Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
                                                                        Fax: 212/882-5472

April 19, 2010

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn:  Mr. Brion R. Thompson

Re:SMA Relationship Trust (the “Trust”)
File Nos. 333-104218; 811-21328

Dear Mr. Thompson:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 17/19 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus – Front Cover

1.Comment.  Please confirm whether the Funds have ticker symbols.  If so, please include the ticker symbol for each Fund on the front cover of the Prospectus.

Response.  The Funds do not have ticker symbols.  Ticker symbols are not necessary for these types of funds since the Funds are used exclusively for investors who are part of a wrap fee program or other program advised or sub-advised by the Advisor or its affiliates.

Prospectus –Fund Summary (All Funds)

2.Comment.  With respect to the heading “Strategy,” please change the heading to read “Principal Strategies.”

Response.  The requested revision has been made.

3.Comment.  With respect to the indices in the Average annual total returns tables that are not a Fund’s broad-based index, disclose information about the additional indices in the narrative explanation accompanying the bar chart and table, as required by Instruction 2(b) to Item 4 of Form N-1A.

Response.  The requested disclosure has been added to the narrative text above the bar chart and table.

4.Comment.  With respect to the first two sentences under the heading “Purchase & Sale of Fund Shares,” consider combining and shortening the two sentences.

Response.  The disclosure has been revised to read as follows:

There are no minimum investment requirements for shareholders since decisions as to whether or not to invest assets of a separately managed account in the Fund will be made by the Advisor.

5.Comment.  With respect to the heading “Dividends, Capital Gains and Taxes,” please change the heading to read “Tax Information.”

Response.  The requested revision has been made.

Prospectus – Series A Fund Summary

6.Comment.  Delete footnote 2 to the Annual operating expenses table under the heading “Fees and expenses” regarding the underlying funds in which the Fund invests.

Response.  The footnote has been deleted as requested.

7.Comment.  Because footnote 2 to the Annual operating expenses table regarding the underlying funds in which the Fund invests was deleted, please explain and define “Underlying Funds” in the Principal Strategies section.

Response.  The requested disclosure has been added.

8.Comment.  With respect to the disclosure under “Management Process,” please consider whether the disclosure included is able to be more concisely summarized.

Response.  Because the Fund is an asset allocation fund, the Fund’s management process of overall asset allocation among equity and fixed income securities and the individual management processes with respect to investing in equity and fixed income securities are principal strategies of the Fund. In this regard, the Fund believes that the “Management Process” section is as concise as is possible in order to provide shareholders with an accurate description of the Fund’s investment management process in selecting securities to purchase for the Fund.

9.Comment.  Under the Average annual total returns table, with respect to the footnote regarding the “Life of Fund” inception date of the indices, please delete the footnote, or move the footnote to the narrative text above the bar chart and table.

Response.  The disclosure in the footnote has been moved to the narrative text above the table and bar chart.

10.Comment.  Under the heading “Dividends, Capital Gains and Taxes,” please add the following sentence as the second sentence in the paragraph: “Investors still pay taxes in a tax-deferred arrangement but the taxes are deferred.”

Response.  The requested addition has not been made as the Fund believes that the language requested could be misleading to a shareholder since the sentence would follow information regarding the tax consequences of dividends and distributions.  Although a shareholder in a tax-deferred arrangement is taxed at a later time when money is withdrawn from an account, the shareholder is taxed on the withdrawal as if it was income, regardless of the dividends and distributions made to the shareholder from the Fund during the life of the account.  The requested revision would imply that the shareholder would be taxed on the dividends and distributions from the Fund at a later time, which is not the case.

Prospectus – Series M Fund Summary

11.Comment.  Delete footnote 2 to the Annual operating expenses table under the heading “Fees and expenses” regarding the Fund’s acquired fund fees and expenses.

Response.  The footnote has been deleted as requested.

Prospectus –More information about the Funds (All Funds)

12.Comment.  Please confirm that each Fund’s investment objective is fundamental.

Response.  Each Fund has adopted a fundamental investment objective.

Prospectus –More information about the Funds (Series A)

13.Comment.  With respect to the section entitled “Portfolio turnover,” since engaging in frequent trading is not a principal strategy of the Fund, move this section to the “Other information” section.

Response.  The disclosure has been moved as requested.

Prospectus –Privacy Notice

14.Comment.  In the privacy notice in the inside of the Prospectus, delete the sentence “This privacy notice is not a part of the prospectus.”

Response.  The disclosure has been deleted as requested.

Statement of Additional Information

15.Comment.  Confirm whether the new corporate governance disclosure will be included in an amendment to the Fund’s registration statement on Form N-1A pursuant to Rule 485(b) under the 1933 Act.

Response.  The new corporate governance disclosure will be included in an amendment to the Fund’s registration statement on Form N-1A pursuant to Rule 485(b) under the 1933 Act.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
SMA Relationship Trust